JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


September 19, 2007

Securities and Exchange Commission                                     VIA EDGAR
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  JNL Series Trust
     File Nos: 33-87244 and 811-08894

Dear Sir/Madam:

On behalf of JNL Series Trust (the Fund) enclosed herewith for electronic filing pursuant to Rule 14(c) under the Securities Exchange Act of 1934, as amended, is the Definitive Information Statement to be sent to the interest holders of the Fund and its variable contract owners in connection with certain events and transactions related to the following transaction:

Certain events and transactions that caused an termination of the investment sub-advisory agreement between JNAM and Pyramis to remove Pyramis as sub-adviser to the JNL/FI Balanced Fund effective December 3, 2007.

Please note that the Order referenced in the Introduction section was effective April 8, 2003 (Investment Company Act Release No. 25997) and the Notice of
Application was filed on March 12, 2003 (Investment Company Act Release No. 25956).

Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Information Statement.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee

Enclosure